SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 12)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares, without par value, evidenced by American Depositary Receipts
(TITLE OF CLASS OR SECURITIES)

20441W104
(CUSIP Number)

 Victório Carlos De Marchi
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência
Av. Brigadeiro Faria Lima,
3900, 11º andar, cj. 1101, CEP 04538-132
São Paulo, SP, Brazil
(55-11) 2122-1505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

 November 9, 2005
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 20441W104

1	Names of Reporting Persons Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 88.4%
14	Type of Reporting Person (See Instructions) HC

1  Includes (1) 5,349,312,173 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (Fundação), (ii) 22,280,277,268 common shares of AmBev currently held by Interbrew International B.V. (“IIBV”), and (iii) 2,870,650,265 common shares of AmBev currently held by Ambrew S.A. (“Ambrew”). IIBV and Ambrew are wholly-owned subsidiaries of InBev S.A. (“InBev”). Fundação, IIBV and Ambrew are parties to the AmBev Shareholders’ Agreement (described below) with respect to the 5,349,312,173 common shares of AmBev held by Fundação and the 25,150,927,533 common shares of AmBev held by IIBV and Ambrew.  See Items 3, 4, and 6 below. Fundação disclaims beneficial ownership of the 25,150,927,533 common shares of AmBev held by IIBV and Ambrew.

Item 1.   Security and Issuer.

This Schedule 13D relates to common shares, without par value (the “AmBev Common Shares”), of Companhía de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts. The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4th floor, 04530-001, São Paulo, SP, Brazil.

Item 2.   Identity and Background.

(a), (b), (c) Attached as Annex A is a list of the trustees of Fundação which is incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

From June 17, 2005 through March 24, 2006, Fundação acquired 699,960,000 AmBev Common Shares in open market purchases on the São Paulo Stock Exchange (BOVESPA) for an aggregate purchase price of $216,359,204.38. The source of the funding for the purchase of AmBev Common Shares was the general working capital of Fundação.

The table attached as Annex B sets forth all transactions with respect to AmBev’s Common Shares effected by Fundação from June 17, 2005 through March 24, 2006 and is incorporated herein by reference.

It is the understanding of Fundação that on December 20, 2005, former AmBev employees who are currently employees of InBev contributed 14,506,672 AmBev Common Shares and 142,512,153 AmBev preferred shares to Ambrew in exchange for 1,603,524 ordinary shares of InBev as part of an employee share swap plan.

Item 4.   Purpose of Transaction.

(a)  Fundação acquired AmBev Common Shares for general investment purposes through regular market transactions in accordance with Fundação’s Individual Investment Program, which provides for the purchase of up to 870,600,000 AmBev Common Shares. A translation of the Individual Investment Program is attached as Exhibit A-1 hereto and is incorporated herein by reference.

Consistent with the Individual Investment Program, Fundação plans to continue to acquire up to an additional 170,640,000 AmBev Common Shares from time to time prior to July 11, 2007, the expiration date of the Individual Investment Program, through regular market transactions or otherwise.

Fundação may change the Individual Investment Program to acquire more than 870,600,000 AmBev Common Shares, fewer than 870,600,000 AmBev Common Shares or no additional AmBev Common Shares. Following the completion of the Individual Investment Program, Fundação may enter into other Individual Investment Programs or acquire additional AmBev Common Shares otherwise.

In addition, Fundação reserves the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Fundação.

It is the understanding of Fundação that on December 20, 2005, former AmBev employees who are currently employees of InBev contributed 14,506,672 AmBev Common Shares and 142,512,153 AmBev preferred shares to Ambrew in exchange for 1,603,524 ordinary shares of InBev as part of an employee share swap plan.

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  Rows (11) and (13) of the cover page to this Schedule 13D are hereby incorporated by reference.

(b)  Rows (7) through (10) of the cover page to this Schedule 13D are hereby incorporated by reference.

(c)  There were no transactions in the AmBev Common Shares that were effected during the past sixty days by Fundação, or any controlling shareholder of Fundação, or any executive officer or directors of Fundação, other than those described in items 3 and 4 above.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 28, 2005, IIBV and Ambrew executed the Instrument of Accession (the “Instrument of Accession”) to the AmBev Shareholders’ Agreement, dated July 1, 1999, among the Fundação, InBev Brasil and ECAP (the “AmBev Shareholders’ Agreement”). Under the Instrument of Accession, IIBV and Ambrew became parties to the AmBev Shareholders’ Agreement. As a result, IIBV and Ambrew are bound by and subject to the terms of the AmBev Shareholders’ Agreement.

The Instrument of Accession is attached as Exhibit B to this Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 7.   Material to Be Filed as Exhibits.

Exhibit No.	Description

A-1.	Individual Investment Program (English Translation).

A-2.	Individual Investment Program (Original in Portuguese).

B.	Instrument of Accession to the Shareholders’ Agreement of AmBev dated July 28, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2006

FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA

By:
Name: Victório Carlos De Marchi
Title: Member of Advisory Board of Trustee

By:
Name: José Heitor Attílio Gracioso
Title: President of Advisory Board of Trustee

Exhibit Index

Exhibit No.	Description

A-1.	Individual Investment Program (English Translation)

A-2.	Individual Investment Program (Original in Portuguese).

B.	Instrument of Accession to the Shareholders’ Agreement of AmBev dated July 28, 2005.

Annex A

Information Required as to Trustees of Fundação

Trustees of Fundação

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of the Common Shares of AmBev
José Heitor Attílio Gracioso	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	President	516,829
José de Maio Pereira da Silva	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee	1,344
Celso Neves	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee	434,151
Dario de Almeida Magalhães	Brazil	Av. Atlantica, 1440-Apt. 1001 22021.001-Rio de Janeiro/RJ-Brazil	Trustee	25,200
Victório Carlos De Marchi	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Co-Chairman of the Board of Directors of AmBev	14,176,371
Roberto Herbster Gusmão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Vice-President	600,000

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of the Common Shares of AmBev
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Trustee	--[1]
Jorge Paulo Lemann	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Trustee	--[1]
Geraldo Magela da Cruz Quintão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee
Orlando de Araujo	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee

1 Mr. Telles and Mr. Lemann may be deemed to beneficially own AmBev Common Shares. Mr. Telles and Mr. Lemann have filed a separate statement on Schedule 13D with respect to their beneficial ownership of AmBev Common Shares.

2

Annex B

Common Shares Acquired by Fundação
Date	Amount	Price per Thousand (R$)	Total Price Paid (R$)	Price per Thousand (US$)*	Total Price Paid (US$)*
6/17/2005	50,000	590.50	29,525.00	247.35	12,367.53
6/17/2005	50,000	591.00	29,550.00	247.56	12,378.00
6/17/2005	10,000	591.20	5,912.00	247.64	2,476.44
6/17/2005	50,000	591.50	29,575.00	247.77	12,388.47
6/17/2005	100,000	592.25	59,225.00	248.08	24,808.36
6/17/2005	10,000	592.47	5,924.70	248.18	2,481.76
6/17/2005	50,000	592.50	29,625.00	248.19	12,409.42
6/17/2005	100,000	592.51	59,251.00	248.19	24,819.25
6/20/2005	330,000	593.00	195,690.00	248.59	82,033.12
6/20/2005	10,000	592.99	5,929.90	248.58	2,485.81
6/20/2005	40,000	588.99	23,559.60	246.90	9,876.17
6/20/2005	10,000	588.99	5,889.90	246.90	2,469.04
6/23/2005	260,000	598.00	155,480.00	249.87	64,967.41
6/23/2005	100,000	598.50	59,850.00	250.08	25,008.36
6/23/2005	200,000	599.00	119,800.00	250.29	50,058.50
6/24/2005	50,000	582.20	29,110.00	243.83	12,191.65
6/24/2005	200,000	586.00	117,200.00	245.42	49,084.89
6/24/2005	1,420,000	587.99	834,945.80	246.26	349,686.23
6/24/2005	2,470,000	588.00	1,452,360.00	246.26	608,267.37
6/24/2005	590,000	588.01	346,925.00	246.27	145,297.11
6/24/2005	460,000	590.00	271,400.00	247.10	113,665.87
6/28/2005	100,000	586.97	58,697.00	247.73	24,772.94
7/5/2005	10,000	600.86	6,008.60	253.87	2,538.70
7/5/2005	40,000	605.01	24,200.40	255.62	10,224.95
7/5/2005	420,000	606.00	254,520.00	256.04	107,537.60
7/5/2005	3,000,000	606.01	1,818,030.00	256.05	768,138.41
7/5/2005	12,500,000	607.00	7,587,500.00	256.46	3,205,805.31
7/6/2005	100,000	590.00	59,000.00	246.85	24,685.16
7/6/2005	3,000,000	595.00	1,785,000.00	248.94	746,830.68
7/11/2005	960,000	596.00	572,160.00	253.60	243,451.62
7/12/2005	7,460,000	594.00	4,431,240.00	254.36	1,897,503.53
7/14/2005	4,260,000	597.01	2,543,262.60	254.77	1,085,333.76
7/14/2005	11,000,000	597.99	6,577,890.00	255.19	2,807,105.36
7/15/2005	10,000	590.05	5,900.50	251.87	2,518.68
18-Jul	20,000	590.05	11,801.00	258.00	5,160.03
7/22/2005	370,000	590.00	218,300.00	248.31	91,873.24
7/22/2005	20,000	590.01	11,800.20	248.31	4,966.21
7/22/2006	80,000	591.00	47,280.00	258.42	20,673.37
7/22/2007	800,000	592.00	473,600.00	258.85	207,083.52
7/22/2008	3,350,000	595.00	1,993,250.00	260.17	871,556.62
7/25/2005	120,000	581.00	69,720.00	239.22	28,706.72
7/25/2005	7,900,000	582.00	4,597,800.00	239.63	1,893,111.54
7/25/2005	450,000	582.99	262,345.50	240.04	108,018.90

* All purchases were made in Reais, the Brazilian currency. The amounts listed in this table in U.S. dollars represent convenience translations based on the applicable exchange rate on the day of purchase.

Common Shares Acquired by Fundação
Date	Amount	Price per Thousand (R$)	Total Price Paid (R$)	Price per Thousand (US$)*	Total Price Paid (US$)*
7/25/2005	390,000	583.00	227,370.00	240.05	93,617.98
8/12/2005	70,000	610.05	42,703.50	256.78	17,974.37
8/12/2005	10,000,000	615.00	6,150,000.00	258.86	2,588,601.73
8/15/2005	2,100,000	607.00	1,274,700.00	259.16	544,231.92
8/15/2005	2,500,000	607.99	1,519,975.00	259.58	648,951.84
8/15/2005	5,000,000	608.00	3,040,000.00	259.59	1,297,925.03
8/19/2005	100,000	600.05	60,005.00	246.77	24,677.17
8/19/2005	20,000	602.00	12,040.00	247.57	4,951.47
8/19/2005	80,000	603.57	48,285.60	248.22	19,857.54
8/19/2005	250,000	603.60	150,900.00	248.23	62,057.90
8/19/2005	300,000	604.00	181,200.00	248.40	74,518.84
8/22/2005	20,000	605.05	12,101.00	251.81	5,036.21
8/23/2005	100,000	605.01	60,501.00	251.07	25,107.27
8/23/2005	100,000	606.00	60,600.00	251.48	25,148.36
8/24/2005	60,000	604.00	36,240.00	249.23	14,953.58
8/24/2005	130,000	604.79	78,622.70	249.55	32,441.80
8/24/2005	190,000	604.80	114,912.00	249.56	47,415.72
8/24/2005	3,370,000	605.00	2,038,850.00	249.64	841,283.27
8/30/2005	1,170,000	600.00	702,000.00	251.46	294,203.93
8/30/2005	1,400,000	600.03	840,042.00	251.47	352,056.49
9/30/2005	4,000,000	665.00	2,660,000.00	299.25	1,197,011.97
10/3/2005	10,100,000	678.00	6,847,800.00	303.51	3,065,401.32
10/3/2005	50,000	677.00	33,850.00	303.06	15,152.87
10/6/2005	210,000	662.00	139,020.00	289.26	60,744.56
10/6/2005	1,000,000	664.00	664,000.00	290.13	290,133.71
10/6/2005	2,380,000	665.00	1,582,700.00	290.57	691,558.16
10/6/2005	10,000	665.03	6,650.30	290.58	2,905.84
10/6/2005	810,000	665.10	538,731.00	290.61	235,397.62
10/7/2005	310,000	663.79	205,774.90	293.32	90,930.14
10/7/2005	100,000	663.80	66,380.00	293.33	29,332.74
10/7/2005	5,890,000	664.00	3,910,960.00	293.42	1,728,219.18
10/7/2005	10,000,000	670.00	6,700,000.00	296.07	2,960,671.67
10/10/2005	6,600,000	674.99	4,454,934.00	301.55	1,990,231.42
10/13/2005	18,000,000	675.00	12,150,000.00	301.55	5,427,984.27
10/13/2005	18,410,000	650.00	11,966,500.00	287.27	5,288,593.27
10/13/2005	30,000	644.00	19,320.00	284.62	8,538.47
10/13/2005	2,000,000	645.00	1,290,000.00	285.06	570,115.35
10/13/2005	2,000,000	649.99	1,299,980.00	287.26	574,526.01
10/13/2005	21,000,000	650.00	13,650,000.00	287.27	6,032,615.90
10/14/2005	10,400,000	635.00	6,604,000.00	282.08	2,933,676.87
10/14/2005	11,000,000	640.00	7,040,000.00	284.31	3,127,359.96
10/17/2005	47,250,000	635.00	30,003,750.00	284.09	13,423,295.45
11/9/2005	500,000	664.00	332,000.00	305.75	152,875.63
11/9/2005	250,000	665.00	166,250.00	306.21	76,552.93
11/9/2005	4,000,000	665.50	2,662,000.00	306.44	1,225,767.83
11/9/2005	500,000	667.00	333,500.00	307.13	153,566.33
11/9/2005	100,000,000	668.50	66,850,000.00	307.82	30,782,336.42
11/17/2005	1,670,000	693.00	1,157,310.00	316.93	529,273.76
11/18/2005	60,000	702.00	42,120.00	316.40	18,984.09

2

Common Shares Acquired by Fundação
Date	Amount	Price per Thousand (R$)	Total Price Paid (R$)	Price per Thousand (US$)*	Total Price Paid (US$)*
11/18/2005	350,000	702.95	246,032.50	316.83	110,890.39
11/18/2005	22,080,000	703.00	15,522,240.00	316.85	6,996,096.81
11/23/2005	30,000,000	718.50	21,555,000.00	321.05	9,631,367.29
11/23/2005	15,080,000	723.50	10,910,380.00	323.28	4,875,058.09
11/24/2005	33,610,000	725.00	24,367,250.00	324.09	10,892,825.21
11/24/2005	12,500,000	725.10	9,063,750.00	324.14	4,051,743.41
11/25/2005	8,000,000	728.90	5,831,200.00	326.44	2,611,491.78
11/25/2005	3,180,000	725.00	2,305,500.00	324.69	1,032,513.77
11/25/2005	100,000	722.51	72,251.00	323.57	32,357.47
11/25/2005	50,000	724.86	36,243.00	324.63	16,231.36
11/25/2005	100,000	724.99	72,499.00	324.69	32,468.54
11/25/2005	970,000	728.00	706,160.00	326.03	316,252.41
11/25/2005	30,000	728.89	21,866.70	326.43	9,792.96
11/28/2005	2,000,000	726.50	1,453,000.00	328.82	657,644.61
11/28/2005	2,500,000	727.71	1,819,275.00	329.37	823,424.91
11/28/2005	2,110,000	727.97	1,536,016.70	329.49	695,218.93
11/28/2005	4,440,000	727.99	3,232,275.60	329.50	1,462,965.33
11/28/2005	50,000	728.00	36,400.00	329.50	16,475.06
11/30/2006	100,000,000	736.00	73,600,000.00	333.48	33,348,436.79
1/6/2006	15,410,000	792.00	12,204,720.00	346.31	5,336,563.18
2/2/2006	10,000	755.00	7,550.00	339.94	3,399.37
2/2/2006	30,000	756.90	22,707.00	340.79	10,223.77
2/2/2006	10,000	756.93	7,569.30	340.81	3,408.06
2/2/2006	6,380,000	758.00	4,836,040.00	341.29	2,177,415.58
2/2/2006	28,000,000	763.00	21,364,000.00	343.54	9,619,090.50
2/2/2006	2,800,000	765.00	2,142,000.00	344.44	964,430.44
2/24/2006	450,000	765.70	344,565.00	358.56	161,350.97
2/24/2006	190,000	768.00	145,920.00	359.63	68,330.60
2/24/2006	100,000	768.27	76,827.00	359.76	35,976.12
2/24/2006	5,990,000	768.30	4,602,117.00	359.78	2,155,053.62
3/2/2006	1,420,000	780.00	1,107,600.00	396.07	524,084.41
3/13/2006	11,140,000	770.00	8,577,800.00	360.67	4,017,893.11
3/13/2006	8,049	770.00	6,197.73	360.67	2,903.05
3/13/2006	1,951	729.99	1,508.10	362.07	706.40
3/14/2006	800,000	770.00	616,024.00	362.04	289,634.68
3/20/2006	10,000,000	796.00	7,960,000.00	372.21	3,722,061.16
3/24/2006	470,000	780.10	366,647.00	360.69	169,524.23
3/24/2006	1,130,000	780.16	881,580.80	360.72	407,610.87
3/24/2006	10,000	781.99	7,819.90	361.56	3,615.64
3/24/2006	40,000	782.99	31,319.60	362.03	14,481.04
3/24/2006	10,010,000	783.00	7,837,830.00	362.03	3,623,927.32
Total	699,960,000		482,840,294.53		216,359,204.38

3